BARACK FERRAZZANO KIRSCHBAUM PERLMAN & NAGELBERG LLP

333 WEST WACKER DRIVE, SUITE 2700

CHICAGO, ILLINOIS 60606

Andrew R. Grossmann
(312) 629-7363	Telephone (312) 984-3100
Voice Mail Ext. 4363	Facsimile (312) 984-3115
andrew.grossmann@bfkpn.com

October 18, 2005

VIA EMAIL, OVERNIGHT DELIVERY AND EDGAR

Securities and Exchange Commission

Division of Corporate Finance

450 Fifth Street, N.W.

Mail Stop 0408

Washington, D.C. 20549

Attention: Messrs William Friar and Gregory Dundas

Re:	United Financial Mortgage Corp.
Proxy Statement on Schedule 14A
Filed September 26, 2005
File No. 1-14127

In accordance with our discussions with Mr. Dundas, United Financial Mortgage Corp. (“United Financial”) has filed a revised Preliminary Proxy Statement on Schedule 14A. The revised Preliminary Proxy Statement reflects changes that are intended to be responsive to the comments of the staff of the Securities and Exchange Commission that were set forth in a letter, dated October 4, 2005, relating to the above-referenced filing.

Two copies of the amended filing together with two copies of the amended filing that are marked to show changes from the filing made on September 26, 2005, are enclosed for your convenience.

Set forth below (in italics text) are the comments of the staff followed by United Financial’s response. Unless otherwise noted, the page numbers in this correspondence refer to the page numbers in the clean version of the revised Preliminary Proxy Statement that accompanies this correspondence.

General

1.

Please provide us a fuller explanation of WDM Fund, WDM Group, and the other parties and related parties, and the history of the agreement by Airlie Opportunity Master Fund to assign all its rights and interests under the merger agreement to WDM Fund.

BARACK FERRAZZANO KIRSCHBAUM PERLMAN & NAGELBERG LLP

Securities and Exchange Commission

October 18, 2005

1.

In response to your comment, we have revised the Preliminary Proxy Statement by revising each of the sections entitled “Summary – The Companies” beginning on page 5 and “The Companies” beginning on page 10 to (i) provide a more complete description of Airlie Opportunity Master Fund, ARH Mortgage and WDM Fund, (ii) include a new subsection regarding the history of Airlie Opportunity Master Fund’s decision to transfer ownership of ARH Mortgage to WDM Fund and to assign its interests under the merger agreement to WDM Fund, and (iii) include a new subsection that is intended to explain the meaning of the term “the WDM Group” and its use throughout the Preliminary Proxy Statement.

Letter to Stockholders

2.	Prominently disclose in boldface type that the transaction will be taxable to shareholders.

2.	In response to your comment, we have revised the Preliminary Proxy Statement by adding the following sentences in boldface type in the Letter to Shareholders:

“The receipt of cash in exchange for your shares of our common stock in the merger generally will be a taxable transaction for United States federal income tax purposes. We urge you to consult your own tax advisor for a full understanding of the merger’s tax consequences that are particular to you.”

3.	Disclose your stock price as of the day prior to the merger announcement.

3.	In response to your comment, we have revised the Preliminary Proxy Statement by adding the following sentence in the Letter to Stockholders:

“As of September 2, 2005, the last trading date before the announcement of the merger, the closing price of United Financial common stock was $4.18 per share.”

Schedule 14A

4.	Please ensure that the proxy statement is clearly identified as being in preliminary form.

4.

In response to your comment, at the top of the cover page of the Preliminary Proxy Statement, we have clarified that the proxy statement is preliminary by inserting the word “PRELIMINARY” immediately prior to “PROXY STATEMENT.”

BARACK FERRAZZANO KIRSCHBAUM PERLMAN & NAGELBERG LLP

Securities and Exchange Commission

October 18, 2005

Proxy Statement Cover Page

5.

Please revise the language throughout the cover page in accordance with the principles of plain English. For instance, on the cover page, avoid long, complex paragraphs, legalistic language, and technical details of the transaction. Please revise the subsection entitled “The Parties” on page 6 to reduce the legalese and describe the merger in plain language. Revise your document to eliminate words such as hereto or pursuant to, etc.

5.

In response to your comments, we have revised the language on the cover page to avoid overly legalistic language and to eliminate technical details of the transactions. In addition, throughout the Preliminary Proxy Statement, we have revised the language to better comply with the principles of plain English. Please note that we have removed the subsection entitled “The Parties” from the “Summary” in part based on Comment #9 as we believe that the concepts contained in this subsection are adequately disclosed on the cover page to the Preliminary Proxy Statement and do not constitute the most material terms of the transaction from the perspective of United Financial shareholders.

6.	Disclose here or in the letter to shareholders management’s percentage ownership of the voting stock and that they have indicated they will vote in favor of the transaction.

6.

In response to your comment, we have included a statement on the cover page of the Preliminary Proxy Statement disclosing the aggregate percentage ownership of voting stock held by the directors and that each director has agreed to vote his shares in favor of the transaction. As discussed on our telephone conversations, we have not included the percentage ownership of non-director executive officers as their collective percentage ownership of voting stock is not significant. In addition, only the directors have entered into agreements to vote their shares in favor of the transaction.

7.	Disclose prominently here or in the letter to shareholders that dissenters’ rights are available to shareholders who perfect dissenters’ rights.

7.	In response to your comment, we have revised the Preliminary Proxy Statement by adding the following sentence in boldface type on the cover page to the Preliminary Proxy Statement:

“Under Illinois law, United Financial shareholders are entitled to exercise dissenters’ rights provided that they comply with the provisions of Section 11.70 of the Illinois Business Corporation Act, a copy of which is attached as Appendix C to this proxy statement.”

BARACK FERRAZZANO KIRSCHBAUM PERLMAN & NAGELBERG LLP

Securities and Exchange Commission

October 18, 2005

Summary, page 5

8.	Please move the summary so as to precede the Q&A. We note Instruction 2 to Item 1001 of Regulation M-A.

8.

In response to your comments, we have revised the Preliminary Proxy Statement by moving the section entitled “Summary” prior to the section entitled “Questions and Answers about the Merger and the Voting Procedures.”

9.	Substantially revise the summary term sheet to limit it to a brief description in bullet point format of the most material terms of the transaction. Refer to Item 1001 of Regulation M-A.

9.

In response to your comments, we have revised the Preliminary Proxy Statement by modifying the section entitled “Summary” so that it contains a brief description of the most material terms of the proposed transaction. For instance, we have removed the subsections entitled “The Parties,” “Structure, Consideration and Closing Date” and “Waivers and Amendments” as we believe the concepts contained in these subsections have been initially addressed in the section entitled “Summary” or on the cover page or that such concepts, in United Financial’s view, do not constitute the most material terms of the transaction. In addition, within certain subsections, we have modified the disclosure by removing certain concepts that, in United Financial’s view, do not constitute the most material terms of the transaction. For instance, in the subsection entitled “Conditions to the Completion of the Merger,” we have reduced the number of conditions that are disclosed from seven (7) to two (2).

10.

Rather than begin the summary with such matters as descriptions of the companies involved or the details of the merger transaction, please revise the Summary to present the information from the perspective of stockholders. We would assume that shareholders would first like to know what they are to receive in the transaction, and then they would want to know about the fairness opinion of the financial advisor, and then the tax consequences.

10.

In response to your comments, we have revised the Preliminary Proxy Statement by rearranging the order of the matters discussed in the section entitled “Summary.” We first include a brief overview of the merger so that readers will have a basic understanding of the transaction. We then discuss, in the following order, the merger consideration, the Ryan Beck fairness opinion, the tax consequences of the merger, the availability of dissenters’ rights, the Board of Directors’ recommendation and reasons for the merger, the different interests of United Financial directors and management and a description of the material terms of the merger and the merger agreement. We have also included a brief

BARACK FERRAZZANO KIRSCHBAUM PERLMAN & NAGELBERG LLP

Securities and Exchange Commission

October 18, 2005

description of the parties involved in the merger transaction followed by a description of certain aspects of the Special Meeting of Shareholders.

11.

On page 7, under “United Financial’s Financial Advisor Believes the Merger Consideration...” please make it clear to the reader dollar amount of the payment that Ryan Beck will receive if the merger is consummated and the dollar amount of the payment that Ryan Beck will receive if it is not consummated.

11.

In response to your comment, we have revised the Preliminary Proxy Statement by clarifying that Ryan Beck’s fees of approximately $436,000 assumes the merger transaction is completed. We have also added a sentence to indicate the amount of Ryan Beck’s fees in the event the merger transaction is not completed. We have made these changes on page 1 in the subsection section entitled “United Financial’s Financial Advisor Believes the Merger Consideration is Fair to Shareholders” as well as on page 23 in the section entitled “The Merger Transaction – Opinion of United Financial’s Financial Advisor.”

12.	Briefly summarize the reasons for engaging in the merger.

12.

In response to your comment, we have revised the Preliminary Proxy Statement by including in the section entitled “Summary” on page 2 a brief summary in bullet point format of some of the reasons for engaging in the merger.

Interests of United Financial’s Directors and Executive Officers..., page 7

13.	Please revise to briefly quantify the interests described.

13.

In response to your comment, we have revised the Preliminary Proxy Statement by including in the subsection entitled “Interests of Untied Financial’s Directors and Executive Officers in the Merger That Differ From Your Interests” beginning on page 2 a brief discussion, where applicable, of the value of certain interests of the directors and executive officers that are different from shareholders in general. In particular, we disclose the base compensation to be paid to Steve Khoshabe and Joe Khoshabe under their respective agreements, the purchase price of $315,000 for the Series A Preferred Stock and the aggregate value of the stock options and restricted stock awards that will vest early in connection with the merger.

Questions and Answers

14.

Please revise the Q&A section so that it does not duplicate disclosure from the cover page and Summary. For example, the questions and answers might deal primarily with procedural questions and not with substantive issues regarding the transaction.

BARACK FERRAZZANO KIRSCHBAUM PERLMAN & NAGELBERG LLP

Securities and Exchange Commission

October 18, 2005

14.

In response to your comment, we have revised the Preliminary Proxy Statement by eliminating from the section entitled “Questions and Answers about the Merger and Voting Procedures” beginning on page 7 a number of questions and answers that were duplicative of disclosure on the cover page and in the section entitled “Summary.” In particular, we eliminated the questions and answers with respect to the following questions:

•	“What will I receive for my shares of United Financial common stock?”

•	“Why does United Financial want to merge with the WDM Group?”

•	“What is the recommendation of the United Financial Board of Directors?”

•	“Has United Financial retained a financial advisor with respect to the merger transaction?”

Background of the Merger, page 16

15.

Revise to describe in reasonable detail every material contact, negotiation or discussion between the parties, including affiliates, financial advisors, counselors, each company’s Board and special committees. The disclosure should include the nature, substance and atmosphere, if material, of the discussions. Identify in each instance who initiated the contact, discussion or negotiation—including the names of individuals, if appropriate. In this regard, note that merely an identification of issues addressed, or a vague reference to certain matters, is not a substitute for a description of the material issues addressed and the positions taken by the involved parties. We may have further comment based on the revised disclosure.

15.

In response to your comment, we have revised the Preliminary Proxy Statement by including in the section entitled “The Merger Transaction—Background of the Merger” on pages 16 and 17 additional detail regarding the material contacts, negotiations and discussions between the parties.

Recommendation of United Financial’s Board..., page 18

16.

Please revise to disclose the “reasons for the merger.” In other words, this section should explain the reasons why the board supports the merger, not merely list “a number of factors considered” by the board. It should also include a discussion of all potentially negative factors considered by the board.

16.	In response to your comment, we have revised the Preliminary Proxy Statement by modifying the language in the section entitled “The Merger Transaction –

BARACK FERRAZZANO KIRSCHBAUM PERLMAN & NAGELBERG LLP

Securities and Exchange Commission

October 18, 2005

Recommendation of United Financial’s Board of Directors” to more clearly indicate that the individual factors considered by the Board of Directors constitute the reasons why the Board of Directors supports the merger. We have also included language in this section to indicate the potentially negative factors that the Board of Directors considered and that the Board of Directors determined that the factors weighing in favor of the merger outweighed the factors weighing against the merger.

Opinion of United Financial’s Financial Advisor, page 20

17.	Please delete the qualification in the third paragraph. Include in the proxy statement enough information so that the qualification is unnecessary.

17.

In response to your comment, we have revised the Preliminary Proxy Statement by deleting in the section entitled “The Merger Transaction – Opinion of United Financial’s Financial Advisor” on page 19 the qualification referenced in this Comment #17.

Consulting Agreement with Joseph Khoshabe, page 27

18.	Augment this section to disclose what Mr. Khoshabe will be consulting about and the number of hours per week that the agreement calls for him to spend consulting for the company.

18.

In response to your comment, we have revised the Preliminary Proxy Statement by including in the section entitled “The Merger Transaction – Interests of Directors and Executive Officers in the Merger that are Different From Your Interests – Consulting Agreement with Joseph Khoshabe” disclosure regarding what United Financial anticipates will be the scope of Mr. Khoshabe’s consulting duties in terms of hours and matters on which Mr. Khoshabe will consult. Please note that the form of consulting agreement attached to the merger agreement as Annex C does not provide for a specific number of hours or matters on which Mr. Khoshabe will consult.

19.	In the last bullet point either note the ages of Mr. and Mrs. Khoshabe or the estimated value of this benefit.

19.

In response to your comment, we have revised the Preliminary Proxy Statement by including in the section entitled “The Merger Transaction – Interests of Directors and Executive Officers in the Merger that are Different From Your Interests – Consulting Agreement with Joseph Khoshabe” on page 26 the ages of Mr. Joseph Khoshabe and his spouse. We have included this statement in the second bullet point (as opposed to the last bullet point) because this is the first instance in which there is a discussion regarding the continuation of health and related insurance coverage for Mr. Khoshabe and his spouse until he and his

BARACK FERRAZZANO KIRSCHBAUM PERLMAN & NAGELBERG LLP

Securities and Exchange Commission

October 18, 2005

spouse reach age sixty-six. To avoid unnecessary repetition, we have not included this statement in the last bullet point.

Redemption of Preferred Stock, page 27

20.	Please disclose the par value of the Series A Preferred Stock and disclose how the consideration of $315,000 was arrived at.

20.

In response to your comment, we have revised the Preliminary Proxy Statement by including in the section entitled “The Merger Transaction – Interests of Directors and Executive Officers in the Merger that are Different From Your Interests – Purchase of Preferred Stock” a statement that the Series A Preferred Stock has no par value and a statement that the $315,000 aggregate purchase price for the 63 shares of Series A Preferred Stock is equal to the liquidation value of $5,000 per share. Please note that we have revised the section of this heading from “Redemption of Preferred Stock” to “Purchase of Preferred Stock” to more accurately reflect the nature of the agreement.

Proposal 2. Other Matters, page 41

21.	Revise to state that you will not use discretionary authority granted by proxies voted against the reorganization to adjourn the meeting to solicit additional votes.

21.	In response to your comment, we have revised the Preliminary Proxy Statement by including in the section entitled “Other Matters” on page 41 the following sentence:

“However, no proxy that is voted against the proposal to approve the merger agreement will be voted in favor of adjournment to solicit further proxies for the proposal to approve the merger agreement.”

* * *

A statement from United Financial acknowledging responsibility for the accuracy and adequacy of the disclosure is enclosed with this letter.

Please do not hesitate to call Edwin S. del Hierro at (312) 984-3222 or the undersigned at (312) 629-7363 if you have any further questions or if we can be of further assistance.

Sincerely,

/s/    Andrew R. Grossmann

Andrew R. Grossmann

BARACK FERRAZZANO KIRSCHBAUM PERLMAN & NAGELBERG LLP

Securities and Exchange Commission

October 18, 2005

Enclosures

cc:	Edwin S. del Hierro, Esq.

United Financial Mortgage Corp.

815 Commerce Drive, Suite 100

Oak Brook, Illinois 60523

(630) 571-7222

October 18, 2005

Securities and Exchange Commission

Division of Corporate Finance

450 Fifth Street, N.W.

Mail Stop 0408

Washington, D.C. 20549

Attention: Messrs William Friar and Gregory Dundas

Re:	United Financial Mortgage Corp.
Proxy Statement on Schedule 14A
Filed September 26, 2005
File No. 1-14127

Ladies and Gentlemen:

In accordance with the comments of the staff of the Securities and Exchange Commission reflected in a letter, dated October 4, 2005, relating to the above-referenced filing (the “Filing”), United Financial Mortgage Corp. (“United Financial”) acknowledges and agrees that:

•	United Financial is responsible for the adequacy and accuracy of the disclosure in the Filing;

•

staff comments or changes to disclosure in response to staff comments in the Filing reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the Filing; and

•	United Financial may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Very truly yours, United Financial Mortgage Corp.

By:	/s/ Steve Y. Khoshabe
Steve Y. Khoshabe, President and Chief Executive Officer